VIA EDGAR

December 8, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re: Tango Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-291683

Dear Mr. McNamara,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tango Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 10, 2025, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Sarah Ashfaq at (212) 459-7238.

If you have any questions regarding this request, please contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238.

Sincerely,

TANGO THERAPEUTICS, INC.

/s/ Barbara Weber
Barbara Weber
Chief Executive Officer and President
cc:	Daniella Beckman, Tango Therapeutics, Inc.

Julie Fogarty, Tango Therapeutics, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP